Infinity Core Alternative Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

July 25, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: David Orlic

Re:	Infinity Core Alternative Fund (the “Fund” or “Registrant”)

Post Effective Amendment No. 6 to Registration Statement on Form N-2 (File Nos. 333-239248; 811-22923)

Dear Mr. Orlic:

The following responds to the comments you provided via telephone on July 18, 2022 regarding the above-referenced post-effective amendment to the Fund’s Registration Statement on Form N-2 filed pursuant to Rule 486(a) under the Securities Act of 1933. The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement (the “Amendment”).

Prospectus

Fund Fees and Expenses

1.	Comment: Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Securities and Exchange Commission (the “Commission”) at least one week in advance of the Registration Statement becoming effective.

Response: The Fund's completed fees and expenses table and expense example, which will be included in the Amendment, are as follows:

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments.

TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount) (1)	3.00%
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	None

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES) (2)
Management Fee (3)	1.25%
Fees and Interest Payments on Borrowed Funds (4)	0.12%
Other Expenses (5)	0.62%
Acquired Fund Fees and Expenses (6)	12.23%
Total Annual Expenses (7)	14.22%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement (7), (8)	0.35%
Net Annual Expenses (7)	13.87%

(1)	Investors may be charged a sales charge of up to 3.00% of the subscription amount.

(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3)	For its provision of advisory services to the Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.25% of the Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Investment Manager pays the Sub- Adviser 50% of the Management Fee it receives from the Fund.

(4)	“Fees and Interest Payments on Borrowed Funds” are based on estimated amounts for the current fiscal year.

(5)	“Other Expenses” (as defined below) are based on estimated amounts for the current fiscal year.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. The Investment Funds generally charge, in addition to management fees calculated as a percentage of the average net asset value (“NAV”) of the Fund’s investment, performance-based fees generally from 20% to 30% of the net capital appreciation in the Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as defined in the respective Investment Funds’ agreements. The fees and expenses indicated are for the twelve-month period ended March 31, 2022. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Underlying Managers (Investment Funds), which fluctuate over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)	Total Annual Expenses and Net Annual Expenses differ from the ratios of expenses to average net assets shown in the financial statements included in the Fund’s annual report, which do not reflect (i) the portion of Acquired Fund Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table; and (ii) the current expenses of the Fund.

(8)	The Investment Manager and the Sub-Adviser have entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager and the Sub-Adviser have jointly and severally agreed to waive fees that they would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, extraordinary expenses, commitment or non-use fees related to the Fund’s line of credit, and any Acquired Fund Fees and Expenses) do not exceed 1.50% of the net assets of the Fund on an annualized basis (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager and/or Sub- Adviser may recoup amounts waived or assumed, provided they are able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment. The Expense Limitation and Reimbursement Agreement has an initial term of one year, during which the Expense Limitation and Reimbursement Agreement may not be terminated by the Fund, the Investment Manager or the Sub-Adviser, and is in effect until July 31, 2023. Thereafter, the Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms unless terminated by the Fund, the Investment Manager or the Sub-Adviser upon 30 days’ advanced written notice.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, escrow agent and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the expense limitation for the one-year period and the first year of each additional period). The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the Securities and Exchange Commission (the “SEC”) applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE

You Would Pay the Following Expenses Based on the Imposition of the 3.00% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:

1 Year	3 Years	5 Years	10 Years
$159	$387	$576	$915

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

2.	Comment: Footnote 8 to the fees and expenses table provides that the Fund's Investment Manager and Sub-Adviser have entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager and Sub-Adviser are permitted to recoup from the Fund, subject to certain limitations, amounts waived or assumed made to the Fund for a period not to exceed three years from the date of the waiver. The Expense Limitation and Reimbursement Agreement is in effect until July 31, 2023 and will automatically renew for consecutive one-year terms thereafter. In addition, each of the Fund, the Investment Manager or the Sub-Adviser may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice to the other parties. Please revise footnote 8 to the fees and expenses table to clarify that the Fund, Investment Manager or Sub-Adviser may not terminate the Expense Limitation and Reimbursement Agreement until after July 31, 2023 and upon 30 days’ advance written notice.

Response: The Registrant has revised footnote 8 to the fees and expenses table as follows:

The Investment Manager and the Sub-Adviser have entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager and the Sub-Adviser have jointly and severally agreed to waive fees that they would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, extraordinary expenses, commitment or non-use fees related to the Fund’s line of credit, and any Acquired Fund Fees and Expenses) do not exceed 1.50% of the net assets of the Fund on an annualized basis (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager and/or Sub- Adviser may recoup amounts waived or assumed, provided they are able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment. The Expense Limitation and Reimbursement Agreement has an initial term of one year, during which the Expense Limitation and Reimbursement Agreement may not be terminated by the Fund, the Investment Manager or the Sub-Adviser, and is in effect until July 31, 2023. Thereafter, the Expense Limitation and Reimbursement Agreement ~~and~~ will automatically renew for consecutive one-year terms ~~thereafter~~ unless terminated by~~. Each of~~ the Fund, the Investment Manager or the Sub-Adviser ~~may terminate the Expense Limitation and Reimbursement Agreement~~ upon 30 days’ advanced written notice ~~to the other parties~~.

Tender /Repurchase Procedures

3.	Comment: The Fund’s prospectus currently provides that the Fund will generally pay the value of the Shares repurchased (or 95% of such value if all Shares owned by a shareholder are repurchased) within approximately 45 days after the Valuation Date. This amount will be subject to adjustment within 45 days after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effective. The Staff does not believe that the issuance of a promissory note as currently described in the disclosure has any effect on or implications for prompt payment to shareholders and is unclear as to the purpose of the promissory note procedure, which may confuse shareholders. If the Fund determines to retain this feature, please disclose: (i) the purpose and any legal effect of this issuance, which appears to only evidence an obligation to make a cash payment which already exists under Federal Law, and (ii) that the terms of any promissory note will include the Fund’s obligation to make full cash payments under the promissory note no later than 65 days after the expiration date, other than the 5% annual audit holdback, which will be paid in cash and in full no later than 5 business days following completion of the annual audit of the Fund’s financial statements.

Response: The Registrant has removed references to the “Promissory Note” and has revised its disclosure to indicate that the initial payment will be made on or before the 65th day after the deadline for shareholders to tender shares for repurchase as set forth in the applicable repurchase offer, other than the 5% annual audit holdback, which will be paid in full in cash no later than 5 business days following completion of the annual audit.

Credit Facility

4.	Comment: Please file the Credit Facility agreement referenced in the second paragraph under the “Credit Facility” section of the prospectus with Part C as it is a material agreement.

Response: In response to this comment, the Registrant will file the Credit Facility Contract with the Amendment.

Statement of Additional Information (“SAI”)

Fundamental Policies

5.	Comment: The Staff notes that the Fundamental Policies of the Fund were revised to remove the fundamental policy to conduct annual repurchase offers of the Fund’s outstanding shares at NAV, which requires shareholder approval. Please confirm if shareholder approval was obtained to change the Fundamental Policies of the Fund.

Response: The Registrant notes that it does not have, and has not had, a fundamental policy to conduct annual repurchase offers of its outstanding shares at NAV. The language surrounding a contemplated fundamental policy to conduct annual repurchase offers of the Fund’s outstanding shares at NAV was included in the Fund’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-239248; 811-22923), filed on December 31, 2020 pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”). That Post-Effective Amendment was not declared effective and was requested to be withdrawn pursuant to the Form AW that was filed on April 22, 2021, which indicates that the reason for the withdrawal was that the Registrant had “decided to not implement a hybrid repurchase mechanism at this time.” Therefore, the Fund’s fundamental policies were not changed and no shareholder approval was required or obtained.

Part C

6.	Comment: Part C currently states “Not Applicable” with respect to Item 34.1. Please add the applicable undertaking disclosure.

Response: The Registrant respectfully declines to include the undertaking disclosure as it does not believe Item 34.1 was intended to be applicable to the continuous offering conducted by the Fund. The Fund sells its shares at a price based on the NAV of the fund’s assets. Investors are aware that the offering price will vary based on changes in the Fund’s NAV and what the relationship between the offering price and the NAV is. Further, the instruction to Item 34.1 states that it does not apply to a registration statement filed pursuant to General Instruction A.2 of Form N-2 to register an offering in reliance on Rule 415 under the Securities Act of 1933, as amended, which further supports the notion that the undertaking is not applicable to a currently registered closed-end fund that is continuously offered. The Registrant believes that this is consistent with the practice of other tender offer closed end funds.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI

Joy Ausili

Cc:	Veena Jain, Faegre Drinker Biddle & Reath LLP